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March 25, 2020

VIA E-mail

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Joshua Shainess, Esq.
Special Counsel
Office of Mergers and Acquisitions

Re:	TEGNA Inc.
Preliminary Proxy Statement filed March 11, 2020 File No. 001-06961

Dear Mr. Shainess:

We refer to your letter, dated March 20, 2020, with comments to the preliminary proxy statement on Schedule 14A filed on March 13, 2020 by Standard General L.P. (“Standard General”) and the other participants named therein and the soliciting materials filed pursuant to Rule 14a-12 by Standard General and certain others on March 9, 2020 with respect to TEGNA Inc. (“TEGNA”). Please see below our responses to your comments.  Where indicated in our responses, Standard General has addressed the Staff’s comments in the revised preliminary proxy statement filed today.

Preliminary Proxy Statement on Schedule 14A

General

1.
We note that the participants in this solicitation include Standard General’s director nominees, along with Mr. Glazek, Mr. Malman, Mr. Thakrar, and Mr. Usher. In your response letter, please tell us why Mr. Michael Perrone is not listed as a participant given that he was listed in Rule 14a-12 soliciting materials filed January 15, 2020. Additionally, tell us why Mr. Thakrar and Mr. Malman were not listed as participants in your earlier filings.

Mr. Perrone is leaving Standard General and therefore is not participating in the solicitation of proxies. Mr. Malman is his replacement. Mr. Thakrar has been added as he will be involved in the preparation of investor materials going forward.
2.	Please ensure that your revised preliminary proxy statement includes page numbers. Refer to Exchange Act Rule 0-3(b).

We note the Staff’s comment and have included page numbers in the revised preliminary proxy statement.
Cover Letter
3.
Please provide us support for your assertions about your “excellent track record of assisting similarly situated local television broadcasting companies achieve good results for shareholders.” Specifically, tell us how you helped guide Media General through its two mergers, given the presence of one Standard General principal on the board.

As previously disclosed in the press release filed by Standard General on January 15, 2020, Standard General was a substantial shareholder of Media General and had a single Standard General principal on the board. Standard General worked constructively with the management team and directors to help guide the company through its merger with publicly-traded LIN Media LLC. Following that merger, Standard General helped oversee substantial increases in cash flow through a series of operational improvement initiatives and strategic acquisitions before Media General ultimately was sold to Nexstar Media Group. Media General took input from Standard General because it was a long-term, substantial shareholder and because Standard General’s board representative, Mr. Kim, is an experienced investment professional who is knowledgeable about the local affiliate television broadcasting business and who participated actively in overseeing the company’s execution of its business plans and review of strategic alternatives.

4.
With respect to your assertion that your nominees have “decades of experience as CEOs, CFOs, COOs, and directors of well-performing broadcasting companies,” please expand your disclosure to specify the companies you are referring to, identify the measures you use to assess the performance of these companies, and highlight specifically the involvement of your nominees.

We note the Staff’s comment. We have revised the disclosures at pages 2, 5 and 8-9 of the preliminary proxy statement.
5.	Given that you refer to media reports for your disclosure about acquisition proposals received by the company, please update your disclosure with more recent media reports about these proposals.

We note the Staff’s comment. We have revised the disclosure at pages 6-7 of the preliminary proxy statement.
6.
You disclose that in a September 26, 2019 call with TEGNA’s CEO, “Mr. Kim relayed to Mr. Lougee that in response to the Company’s treatment of Schedule 13G filers as communicated in the August 20, 2019 investors meeting, Standard General would likely amend its filing status and file a Schedule 13D in place of its existing Schedule 13G.” Please advise us as to why Standard General did not file a Schedule 13D until September 30, 2019.

Standard General’s changed its investment intention on September 30, 2020, the date it filed its Schedule 13D.
Background of the Solicitation
7.	Please supplementally provide us with support for your assertion that TEGNA’s management publicly announced intentions to “aggressively refocus” on M&A opportunities.

On TEGNA’s Q4 earnings call on February 11, 2020, Mr. Lougee refers to “aggressive” pursuit of M&A as one of its “five pillars” of value creation, while also stating that “We plan to delever to approximately 4.0x by the end of this year, enabling TEGNA to continue to play a key role as an industry consolidator in the years ahead” (italics added). That deleveraging target is not consistent with TEGNA engaging in “aggressive” M&A activity. In recent investor presentations (see for example the presentation filed with the SEC on March 23, 2020) and in TEGNA’s preliminary proxy statement, TEGNA continues to refer to “aggressive pursuit” of M&A.
8.
Provide additional detail as to the proposals made by TEGNA representatives that Standard General rejected. Specifically, discuss the details of the “potential off ramp” discussed on January 10, 2020 and the settlement that was proposed on February 12, 2020. Please state why Mr. Kim and Standard General rejected these proposals.

We note the Staff’s comment. We respectfully advise the Staff that the disclosure in the preliminary proxy statement is an accurate summary of the relevant communications. As both overtures were premised upon an outcome in which Mr. Kim would not join the TEGNA Board, and Standard General has no interest in a settlement that does not include adding Mr. Kim to the board, the conversations were extremely brief. We have revised the disclosure at page 6 of the preliminary proxy statement regarding the February 12 call to clarify the reasons why the overture was rejected.

Reasons for Our Solicitation
9.	Please revise to identify the specific “inconsistent disclosures regarding financial metrics” that you are referring to.

We note the Staff’s comment. We have revised the disclosure at page 8 of the preliminary proxy statement. For additional information, please refer to slide 12 of TEGNA’s March 23, 2020 investor presentation.

10.	Describe your nominees’ plans for changes at TEGNA, if elected to the board, including with respect to plans to maximize value for all shareholders.

We note the Staff’s comment. We have revised the disclosure at page 9 of the preliminary proxy statement.
Matters to be Considered at the Annual Meeting

11.
We note that you intend to include certain of TEGNA´s nominees on your proxy card and name those nominees in your proxy statement. Please advise us as to how you plan to comply with the short slate rule set forth in Rule 14a-4(d)(4).

We note the Staff’s comment. Pages 2 and 10 of the preliminary proxy statement and the form of proxy card address the requirements of Rule 14a-4(d)(4).
Information About the Company
12.
You state that “if a shareholder returns a white proxy card that is signed, dated and not marked with respect to a proposal, that shareholder will be deemed to have given a direction to vote ‘for’ the Standard General Nominees and; ‘for’ the select company nominees.” Please explain how votes on the other proposals will be directed for shareholders that return a white card that is not marked with respect to those proposals.

If shareholders return a white card that is signed, dated and not marked with respect to the other proposals, the shareholder will be deemed to have given a direction to vote “for” TEGNA’s proposal to ratify the appointment of PricewaterhouseCoopers LLP as TEGNA’s independent registered public accounting firm for fiscal 2020; “against” the approval, on an advisory basis, of the compensation of TEGNA’s named executive officers and; “against” the approval of The TEGNA 2020 Omnibus Incentive Compensation Plan. We have revised the proxy card to clarify this.

Appendix A
Information Concerning Participants and Their Associates in the Proxy Solicitation
13.
With respect to the disclosure of Mr. Kim’s position as an officer and director of General Wireless Operations Inc., please revise to identify the “certain affiliates” referenced here and provide the narrative disclosure required by Item 401(f).

We note the Staff’s comment. We have revised the disclosure at Annex A of the preliminary proxy statement.
14.
The disclosure indicates that the Standard General parties believe that each of the Standard General nominees are independent under the applicable NYSE rules. Notwithstanding this belief, disclosure elsewhere in the proxy statement and letter to shareholders characterizes the nominees as already independent. Pursuant to the NYSE’s listing standards, a director is not deemed to be independent unless the Board first determines that such director is independent. Accordingly, please revise to remove the implication that a conclusion has already been reached.

We note the Staff’s comment. We have revised the disclosure at page 10 of the preliminary proxy statement.
DFAN filed March 9, 2020
15.
We note that you issued the subject press release on March 6, 2020. In light of the fact that you filed these soliciting materials on March 9, 2020, it appears that you have not complied with the requirements of Rule 14a-12(b). Please confirm for us your understanding that all future soliciting materials will comply with Rule 14a-12, including the requirement that any soliciting materials published, sent or given to security holders in accordance with Rule 14a-12(a) must be filed with the Commission no later than the date the material is first published, sent or given to security holders.

The press release was issued after 530 p.m. on March 6, 2020. Our understanding of the rule is that the filing is required by 530 p.m. Eastern time on the same business day if the materials are published prior to 530 p.m.  Accordingly, we believe the filing on March 9, 2020, the next business day, prior to 530 p.m. Eastern time on that date, was timely.  If that interpretation is not correct, we will of course correct the practice going forward and will comply with the applicable filing requirements.
Please contact Warren de Wied at (212) 859-8296 or Phil Richter at (212) 859-8763 if you have any questions regarding this letter.

Very truly yours,

/s/ Warren de Wied
Warren de Wied

CC:	Gail Steiner
Partner, General Counsel and Chief Compliance Officer
Standard General L.P.

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